July 29, 2025

Michael Tannenbaum
Chief Executive Officer
FT Intermediate, Inc.
5 Bryant Park, 34th Floor
New York, NY 10018

        Re: FT Intermediate, Inc.
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 2, 2025
            CIK No. 0002064124
Dear Michael Tannenbaum:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 6, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Glossary, page iii

1. We note your response to comment 16. Please revise your disclosure on page iii to clarify, if true, that the denominator in the calculation of loss rates is the total amount of unpaid principal balance of loans originated rather than the total number of loans originated.
2. Please revise the definition of Tokenized real world assets to clarify the ownership rights that are conveyed and any related limitations. For example, are the real world ownership rights exactly the same as the tokenized ownership rights that are conveyed, or can some rights not be transferred or otherwise copied to the digital
 July 29, 2025
Page 2

       asset? Are the parties associated with the real world asset sometimes not involved in the conveyance of ownership rights to the holder of the digital asset? Consider including the more detailed information in the back of the prospectus. Additionally, please advise us what consideration you gave to revising here or where appropriate to define "Layer 1 blockchain."
Overview, page 1

3. Noting the revised disclosure on page 158 in response to prior comment 35, please revise pages 1 and 2 where you initially discuss the consumer credit market and
       "origination, gain on sale, and servicing revenue from assets generated through our
       LOS," to disclose that HELOCs comprised 100% of your total loan originations as of the most recent quarter.
4. We note your revised disclosure in response to prior comment 5. Your disclosure on page 1 continues to highlight products such as the DART platform, Figure Connect,
       Figure Exchange, YLDS, and volume transacted on your marketplace as well as volume-based fees, without indicating the associated revenues of these products.
       And it is not until page 2 that you state that you "also earn origination, gain on sale, and servicing revenue from assets generated through our LOS." Given the bulk of your historical HELOC business (i.e., servicing fees, interest income, origination fees, and gain on sale of loans) represents over 70% of your revenue, please revise the beginning of Summary to provide quantitative and qualitative disclosure indicating the relatively smaller portion of your revenues associated with the newer products.
5. We note your response to prior comments 8 and 12 and the revised disclosure on page
       10 after the statement that Figure Connect "disintermediates the loan delivery process." It is still unclear how Figure Connect disintermediates the loan delivery process. Please revise the graphic on page 7 to describe the typical buyers, explain the transaction flow (including the extent to which buyers sell back into the marketplace) and explain how the "comprehensive marketplace" is different from
       "one-to-one transactions." Additionally, please revise to disclose which source(s) on the right hand side is/are responsible for the $262 million since June 2024. In this regard, it is our understanding that the Guarantor Vehicle and Forward Securitizations were not involved. Please advise and also revise to disclose the key
       terms of the relevant agreements with users on Figure Exchange and users of your
       MPC-enabled self-custody technology. In this regard, we note the graphic on page 8 portrays the user but not the multi-party entities that apparently enable the MPC custody.
6. Please also further clarify how FT Intermediate generates revenues and incurs expenses through Figure Connect and Figure Exchange. For example, further explain in quantitative and qualitative terms what sellers agree to when they "pay a fee for utilizing our technology for origination, as well as a fulfillment fee associated with the execution of loan sales." Include cross references to the more detailed information you provide in Business.
7. We note the revised disclosure regarding your "entirely automated application process" that takes as little as five minutes to complete and as few as five days to fund. Please revise here and Business to disclose the extent to which there are other
 July 29, 2025
Page 3

       platform or FinTech competitors with loan origination times closer to your application and funding times, as opposed to the "traditional" industry timeframe, which you indicate is approximately 42 days. Additionally, to the extent comparing your median to the industry average results in less comparable numbers than comparing median to median, please revise to clarify.
Friction in Access and Extension of Consumer Credit, page 3

8.     We note your disclosure on page 3 regarding    mortgage entrepreneurs
unburdened by
       capital markets constraints.    Please revise to clarify this reference
as it is unclear what
       regulations and/or markets are assumed.
Limited Real-World Success of Blockchain Technology, page 4

9.     We note your response to prior comment 13. Please revise here and/or
Regulatory
       Environment on page 185 to summarize the applicable regulatory restrictions and requirements to which YLDS is subject as compared to permissionless stablecoins.
Our Solutions, page 4

10. We note your revised disclosure and response to comment 50. Currently the disclosure addresses transfer agents and other off-chain and digital processes, including "an increasing number of hot and cold wallets, as well as an increasing number of omnibus bank accounts." However, it is still unclear whether DART, LOS,
       Figure Connect or any of your other products or services rely solely on blockchain or other digital technology as the primary system of record. As requested, please disclose for each material product or service whether it relies solely on blockchain, primarily on a traditional, off-chain system or record (such as a record of ownership maintained by a transfer agent) with blockchain as a supplemental record, or otherwise.

       Additionally, please revise to clarify the process by which, and the order in which, your loan originations are recorded on Provenance Blockchain and on traditional analog systems, such as FOB or omnibus bank accounts. In this regard, we note your disclosure on page 4 that all of your loan originations are recorded on
       Provenance Blockchain, which also starts the process of record keeping on traditional analog systems. We also note the figure on page 5 and the text under "Day 5" stating that the loan is recorded in county land records and a hashed record of the loan is recorded to provenance. Please revise accordingly.
Figure Connect, page 6

11. Please expand your discussion of the joint venture with Sixth Street Partners to better describe the nature of this agreement as well as ownership of any legal entity associated with this arrangement, ownership of the loans purchased by the Guarantor
       Vehicle, and whose balance sheet reflects the purchased loans. In addition, revise your disclosures to address whether, and, if so, to what extent, Figure has contributed or is expected to contribute capital to the Guarantor Vehicle.
12. Additionally, please revise your disclosure to clarify whether the Guarantor Vehicle is currently purchasing loans within the figure connect ecosystem and discuss the source
       (e.g., which entity, person, etc.) provided the initial capitalization. Describe the
 July 29, 2025
Page 4

       business of Sixth Street Partners and your relationship, including for example purposes only the key terms of any agreements governing this relationship. Clarify
       how this relationship will contribute to your goal of    enhance[ing]
liquidity for loans
       originated on [y]our LOS.    Please also clarify if the Guarantor
Vehicle may provide a
       guaranty or backing of the loans. Advise us whether you plan to file the agreement with Sixth Street as a material agreement and, if not, explain why you believe it is not required by Item 601(b)(10) of Regulation S-K.
YLDS, page 9

13. We note your response to prior comment 20 but are unable to locate revised disclosure completely responsive to the comment. In this regard, you state that:
           YLDS allows for an "off-ramp to fiat during U.S. banking hours" and that your goal is to allow transfers 24 hours a day. However, it is unclear what regulatory compliance is required to achieve your goal and where you are in the process.
           With respect to the goal of YLDS being the "de-facto currency" of Figure
           Exchange, please quantify the approximate percentage that is currently done using
           YLDS;
           As other non-exclusive examples, your goals include cross-border remittances and
           YLDS as a settlement currency for digital asset trades, such as BCT. However, you do not explain the regulatory compliance required or indicate where you are in the process of seeking approval for cross-border remittance and YLDS as a settlement currency for digital asset trades, such as BTC; Third-party interest is expected to increase as you "begin to mint
YLDS on other
           Layer 1 blockchains." However, it is unclear what this phrase means, what regulatory compliance may be necessary, and what the timeline is;
and
           Interest income was approximately $4 thousand, but it is unclear how you receive this interest, whether as payments from Figure Certificate Company or otherwise, and what the related expenses are.
       Please revise accordingly.
Homogeneous underwriting with immutable, transparent access, page 11

14.    We note your page 11 reference to    third-party review expenses.
Please expand your
       disclosure to clarify what these third-party reviews are, the role they play in your underwriting, and the parties involved in this process. Disclose the requirements and parameters of these third-party reviews. For instance, do third-party reviews include a review of 100% of the pool assets? Please also describe the characteristics of the 2025 securitizations (registered, unregistered, or both, Agency MBS, RMBS, inclusion of other asset classes).
Expand Figure Connect Volume, page 13

15.    We note the disclosure on page 14 that you    could face regulatory
hurdles    and that
       these    may    include various requirements and limitations. Please
revise to clarify how
       you intend to make Figure Connect the venue for market making and trading of this related market. In this regard, we note that the TBA market is currently limited only to the GSEs. Please detail how you plan to achieve your stated goal, making sure to
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Page 5

       address how you have considered the current structures in place. Additionally, please revise to clarify whether the public data rooms, full guarantees and other hurdles and restrictions that you reference currently apply to you and identify the source(s) of these restrictions and hurdles, whether internal, regulatory or otherwise. In this regard,
       please further clarify the reference to    more than 10% of the
collateral,    including the
       source of the 10% threshold.
Our growth depends, in part, on the success of our strategic relationships, page 32

16.    We note your response to prior comment 26. We are unable to locate revised
       disclosure responsive to all information requested in the comment. Please tell us how, if at all, the offered incentives are treated under RESPA, or advise. Increases in borrower default rates on loans could make us and our loans less attractive, page
43

17. Noting your disclosure throughout with respect to VIEs and on page 43 that HELOC securitizations are non-recourse to you, please revise to explain how the loan performance of the loans securing your securitizations may result in a change in bond rating for you.
We hold state licenses that result in substantial costs, page 98

18. We note your response to prior comment 28. With a view to revised disclosure to the extent material, advise us of the expected timeframe for approvals and the scope of the various licenses that need to be reapplied for (i.e., state, federal and nature of the activity for which a license is required, including for "lending and servicing, money transmission, virtual currency, and other related activities"). Management's Discussion and Analysis of Financial Condition and Results of Operations, page 133

19. We note your response to prior comment 31 and revisions to pages 134-143. Please enhance your disclosures to provide more narrative explaining the reasons behind period-over-period changes in material balance sheet line items and noting whether such changes indicate an ongoing trend. As examples only, this might include:
           an explanation of why loans held for sale at fair value (about 34% of total assets at December 31, 2024) rose approximately 55% year-over-year (e.g., perhaps tying to specific business expansion efforts, etc.), as well as quantitative and qualitative disclosure of any material concentrations (e.g., geographic, internal risk rating, etc.);
           an indication of why cash and cash equivalents (25% of total assets at December
           31, 2024) more than doubled year-over-year (e.g., if applicable, underlying strategic changes, activity in particular business(es), requirements associated with
           YLDS, etc.); and
           a discussion of why payables to third-party loan owners increased year-over-year.
Key Operating Metrics, page 136

20. We note your response to prior comment 33. Please revise your key operating metrics
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       disclosures to separately quantify loan origination system volume for the Figure-
       branded and the Partner-branded channels. In addition, please enhance your revised disclosure discussing results of operations to quantify the amount of each revenue component that is attributable to Figure-branded loans versus Partner-branded loans
       (e.g., origination fees, gain amounts, etc.).
Gain on sale of loans, net, page 145

21. Please expand your disclosure to better explain how you recognize gains and fair value adjustments through Partner-branded channels, considering your disclosure on pages 2, 134 and 168 that your partners use your technology to independently originate loans.
Other expense, net, page 147

22. We note your response to prior comment 44 and your revised disclosure on pages 147 and 152. Please revise your disclosure to identify the digital assets and the investments that were written off and to discuss the underlying reasons to support the amount and timing of these charges.
Credit Risk, page 165

23. We note your disclosure on page 43 that as of March 31, 2025 and December 31,
       2024, you did not hold the first lien on 94% and 91%, respectively, of the HELOCs on your balance sheet. Please revise your disclosure to address how you monitor credit risk on those loans for which the first lien is owned by others. Business, page 167

24. We note your response to prior comments 10 and 48 and the statement that partners get to use LOS and the Figure Connect marketplace in exchange for fees. Please describe the typical fee structure contained in your contractual agreements with partners, including an explanation of each specific service activity each category of fee is based on and whether they are calculated using percentages, per transaction, or otherwise. Additionally, we note your reference on pages 2, 134, and 168 to
       DART Figure LOS. Please clarify how DART Figure LOS is the same or differs from your DART platform and your LOS.
25. Additionally, we note multiple references to "transparent and homogeneous loan origination," "underwriting guidelines," "standardized assets," and automated valuation models. You also refer to loans with "similar characteristics" and "uniform"
       loans. Please revise to disclose, if true, that there are minimum underwriting criteria for HELOC loans to qualify for your transparent and homogeneous marketplace and/or your various platforms. If there are minimum FICO scores, LTVs, loan size restrictions and/or other characteristics that you and your partners (including Sixth
       Street) use in order to label a HELOC loan as qualifying, please revise to disclose such characteristics.

       Alternatively, if there are no minimum underwriting criteria, explain how the loans become standardized, homogeneous, uniform, etc. We also note that your goals to expand into auto loans and other types of loans would involve a "validator layer [that]
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Page 7

       will ensure the integrity of third-party loans by verifying that they meet underwriting criteria." Please also revise to disclose the minimum underwriting criteria for your expanded market to the extent they have been determined.
26.    We note your response to prior comment 51 indicating that (a) the reference to
       shoulder to shoulder with institutions is "meant to convey the accessibility and inclusivity of our platform," and (b) the forecasted monthly volume of $1 billion in on-chain loans is based on several key assumptions. It is unclear in what way your platform currently allows investors to lend alongside institutions and "major hedge funds." Please revise to clarify, including, if true, that this is an innovation you are planning for the future. Clarify who the parties are and the flow of funds, including where you act as the borrower. Consider including a graphic to explain the structure.
       Additionally, with a view to clarifying disclosure, please advise us of the current monthly volume of on-chain loans. If you expand your disclosure to address your expectation of $1 billion of monthly on-chain volume, identify and describe the key assumptions, material barriers, and whether the key assumption are in line with past trends or performances.
27. We note your disclosure on page 2 and throughout that you pay a minimal amount in the form of HASH for your use of the Provenance Blockchain. We also note your
       disclosure on page 102 that participants incur certain    gas    fees in
connection with
       their use of the Provenance Blockchain, which are paid in the form of HASH. Please revise your disclosure to quantify the minimal amount or indicate, if true, that they are de minimis, and clarify the transaction fees that accrue for use of the Provenance
       Blockchain, including by identifying the parties that must pay them and how they are calculated.
28. Please provide a brief description of the Provenance Blockchain and HASH, including, but not limited to the validation process, the consensus mechanism, the block size, transaction speed, how the native token HASH is minted and burned, how your products such as DART and YLDS interact with the Provenance Blockchain and the role of the Provenance Foundation.
Proprietary Loan Origination System, page 171

29. We note your response to prior comment 49. With a view to clarifying disclosure to the extent material, advise us if other FinTechs, online mortgage originators or other platforms use similar third party services to determine property value, income verification, and so forth. If the market for loans includes other originators or platforms using such methods, revise to clarify the extent to which your specific approach differs from that of other FinTechs and online platforms, especially with respect to state/county lien registries that do not support remote notary services or otherwise allow digital verification. Additionally, given the statement on page 60 that
       you retain personal information, such as the investor   s name, address
and other
       contact information, tax identification number, and other identifying or non-public information, "off-chain," please revise to qualify the statement on pages 5 and 171 that your capabilities are enhanced by "data immutability" and process compliance,
       "as all loans and related data are recorded on a public blockchain." Please revise similar statements elsewhere to clarify when your products and services are not 100%
 July 29, 2025
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       digital or on the blockchain.
30. Please revise to further clarify how you manage credit risk in acquisitions and decisions whether to sell loans. For example, clarify how you "monitor customer payment performance through our lending platform and utilize our algorithms," as referenced on page 165. Clarify the extent to which your credit risk monitoring tools are the same as the tools available to third parties that originate loans using your platform.
Figure Exchange, page 174

31. We note the revised disclosure on page 67 referring to the top seven trading customers who accounted for 96% and 99% of the trading volume on Figure Exchange during the three months ended March 31, 2025 and the year ended December 31, 2024, respectively. Please disclose the nature of the high-transaction volume customers and clarify if you have agreements or arrangements with them. To provide context for the
       Risk Factor, further clarify how the loss of these customers could have an adverse effect on your business, financial condition, and results of operations.
32. Please revise to describe the typical lenders and borrowers and clarify the nature and incentives of the parties involved in Democratized Prime. You state that users lend their assets or excess cash into the ecosystem at a market-clearing rate. Please identify the assets that are most frequently used and explain the use cases for borrowers. Where you state "the user can choose the most appropriate and efficient
       pool for their unique use case," further expand on and explain what this means. What factors do users consider when choosing which pool is most efficient? Please revise accordingly. Additionally, we note the social media post by a co-founder stating that users can receive a "9% annual coupon with hourly liquidity." We also note prices are set every hour in a Dutch-style auction. Please clarify the steps for these auctions and any reference rates used, such as SOFR. Quantify average hourly rates as of the most recently practicable date. Additionally, please clarify what you mean by "assets under management" in the context of Democratized Prime and explain why you have not generated any revenue despite having $.8 million assets under management.
Origination and Distribution Marketplace, page 181

33. We note your response to prior comment 22. Please describe in your disclosure the material barriers to expansion of Figure Connect to accommodate the various asset classes from third-parties. For example, it is unclear why you indicate that auto loans are expected to be accommodated in the "near future," but that apparently is not the case for personal loans or other types of loans you identify. Additionally, we note the reference to DSCR and crypto-backed loans, which you indicate are already supported by Figure Connect. Please further explain DSCR loans, including what borrower information (e.g., proof of personal and/or rental income) is required and, to provide context, please (a) describe the typical loan size and type of borrower for each of these classes and (b) quantify the approximate percentage of these loans as compared to your standard HELOC loans.
34. We note your response to prior comment 23 regarding the take rate of approximately
       4% based in part on historical revenue "comprised of ecosystem and technology fees,
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Page 9

       origination fees, gain on sale, and capitalized servicing rights on a per volume basis."
       Please revise to further clarify how you are defining and interpreting historical revenue take rate in order to arrive at 4%. Additionally, please further identify and explain the key assumptions. For example, it is unclear if the reference to "targeted pricing" is meant to indicate that you assume prices will increase by a certain amount.
Term Note, page 209

35. We note your response to prior comment 54 and the revised disclosure indicating that the note is interest bearing. Please disclose the key terms of the note, such as for example the interest rate and terms. Please also file the note as an exhibit to your filing. Additionally, we note the reference to the fair value of the HASH token "to be determined or agreed upon" and the statement that you or FCC is obligated to reimburse the Provenance Foundation an amount equal to the then-current market value of HASH paid by Provenance Foundation to validators. Please revise to disclose the amount that was "determined or agreed upon" and quantify the average current market value of the HASH. Clarify why no reimbursements were made, as it appears that HASH was required to be paid to validators.
Condensed Combined Consolidated Statements of Operations, page F-3

36. Please revise your disclosure here and on page F-54 to include earnings per share information for each period presented and to provide the disclosures required by ASC
       260-10-50, or explain to us why you believe no historical earnings per share information is required. Refer to ASC 260-10-15-2.
Risks and Uncertainties, page F-11

37. We note your disclosure on pages 32 and 69 regarding a concentration of partners accounting for a substantial portion of loan originations and a concentration of purchasers of loans on the secondary market. We also note your disclosure on page 57 regarding a concentration of customers on Figure Exchange. Please revise your disclosure on pages F-11 and F-61, or elsewhere in the financial statement footnotes, to address any concentrations required by ASC 275-10-50-16.
Loan Repurchase Obligations, page F-40

38. As it relates to your obligation to repurchase loans that are in early payment default status, please revise your disclosure here and on page F-93, or elsewhere as appropriate, to discuss how the specific repurchase price is determined as well as how the respective loss on repurchase is determined.
Combined Consolidated Statements of Cash Flows, page F-56

39. We note your disclosure on pages F-57 and F-80 regarding transfers of loans from held for investment to held for sale during the years ending December 31, 2024 and
       2023. We further note that the cash flows related to these loans appear to be classified as operating activities in the consolidated statement of cash flows. Please tell us how you considered ASC 230-10-45-12(e) in determining whether the cash flows from these loans should have been classified as cash flows from investing activities.
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Ecosystem Fees, page F-68

40. We note your response to prior comment 57 and revised disclosures, including that you provide certain loan originators access to your marketplace platform in exchange for fees to use your technology for origination, and that your performance obligation is satisfied when each loan is originated. Please enhance your disclosures, here and in your interim footnotes, to clarify how long loan originators can access your system without payment of ecosystem fees if they do not engage in a transaction.
General

41. We note your response to prior comment 62 and reissue the comment. Please file the agreement with Anchorage Digital Bank or provide a detailed analysis that addresses your facts and circumstances and supports your conclusion. Additionally, please revise to disclose the annual fee based on the size of the collateral. Please contact Ben Phippen at 202-551-3697 or Cara Lubit at 202-551-5909
if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Adam J. Gelardi, Esq.